Filed pursuant to Rule 424(b)(3)

Registration No. 333-109122

GLOBAL MACRO TRUST

SUPPLEMENT DATED JANUARY 24, 2006

TO

THE PROSPECTUS AND DISCLOSURE DOCUMENT

DATED MAY 3, 2005

This Supplement updates certain Commodity Futures Trading Commission required information and certain supplemental information contained in the Global Macro Trust Prospectus and Disclosure Document dated May 3, 2005.  All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise.  Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Trust.

Exhibit I of this Supplement contains an updated version of the breakeven table of the Trust set forth on page 6 of the Prospectus.  Exhibit II contains an updated version of the performance record of the Trust set forth on page 15 of the Prospectus.  Exhibit III contains an updated version of the performance record of the Millburn Diversified Portfolio set forth on page 29 of the Prospectus.  Exhibit IV contains updated information regarding the civil, administrative or criminal proceedings related to one of the Trust’s Clearing Brokers set forth on page 37 of the Prospectus.

* * * * * * * * * *

All information in the Prospectus is hereby restated, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

EXHIBIT I

BREAKEVEN TABLE

The following Breakeven Table indicates the approximate amount of trading profit the Trust must earn, during the first twelve months after a Unit is sold, to offset the costs applicable to an investor paying a 7% Brokerage Fee.

ROUTINE EXPENSES	Percentage Return Required First Twelve Months of Investment	Dollar Return Required ($5,000 Initial Investment) First Twelve Months of Investment

Brokerage Fees	7.00%	$350.00
Administrative Expenses*	0.50%	$25.00
Less Interest Income*	(3.66)%	$(183.15)
Twelve-month “breakeven”	3.84%	$191.85

*                                         Estimated. Administrative expenses are estimated at 0.50% of the Trust’s average annual Net Assets. Brokerage Fees and Administrative Expenses must be offset by trading profits before a Profit Share is allocated to the Managing Owner. Interest income is assumed to be 90% of the current 91-day Treasury bill rate.

The Breakeven Table assumes a constant $5,000 Net Asset Value and a breakeven year. See “Charges.”

If you acquire your Units through, and the Units participate in, a Selling Agent asset-based or fixed-fee investment program, you will pay annual Brokerage Fees of 4%, not 7%, of which up to 1.35% is paid to the Selling Agent annually for administrative purposes. Consequently, the twelve-month “breakeven” point for you would be approximately 0.84% or $41.85 of trading profit on a $5,000 initial investment.  Brokerage Fees for Selling Agent employees who purchase Units through Selling Agent 401(k) plans, or other Selling Agent-sponsored employee benefit plan, are 3.65% and the twelve-month “breakeven” point is approximately 0.49% or $24.35 of trading profit on a $5,000 initial investment.

EXHIBIT II

PERFORMANCE OF THE TRUST

GLOBAL MACRO TRUST

(July 1, 2002 – December 31, 2005)

Type of Pool:  Single-Advisor/Publicly-Offered/No Principal Protection

Inception of Trading:   July 2002

Aggregate Subscriptions:    $545,602,001

Current Capitalization:       $405,910,203

Worst Monthly Drawdown (Month/Year):   (10.29)%  (04/04)

Worst Peak-to-Valley Drawdown (Month/Year):   (28.96)%  (2/03-12/05)

	Monthly Rates of Return
Month	2005	2004	2003	2002
January	(3.90)%	1.03%	3.60%
February	(0.22)%	3.73%	6.01%
March	(3.48)%	(1.75)%	(9.27)%
April	(4.87)%	(10.29)%	(0.27)%
May	2.13%	(2.71)%	9.49%
June	4.35%	(4.40)%	(3.84)%
July	(0.40)%	(4.88)%	1.51%	1.76%
August	1.08%	(2.48)%	1.61%	1.20%
September	5.35%	0.79%	(1.14)%	5.67%
October	(3.71)%	6.78%	(8.75)%	(7.94)%
November	7.27%	9.56%	(3.22)%	(4.84)%
December	(0.35)%	0.74%	3.91%	8.06%
Compound Rate of Return	2.43%	(5.33)%	(2.10)%	3.02%
				(6 mos. )

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

“Worst Monthly Drawdown” is the largest negative monthly rate of return experienced by the Trust.

“Worst Peak-to-Valley Drawdown” is the greatest percentage decline in net asset value of a Trust Unit without such net asset value being subsequently equaled or exceeded. For example, if the value of a Trust Unit dropped by 1% in each of January and February, rose 1% in March and dropped again by 2% in April, a “peak-to-valley drawdown” would be still continuing at the end of April in the amount of approximately (3)%, whereas if the value of the Trust Unit had risen by approximately 2% or more in March, the drawdown would have ended as of the end of February at the (2)% level.

Monthly Rate of Return for the Trust is the actual monthly rate of return recognized by an initial $1,000 investment in the Trust subject to Brokerage Fees at a 7% annual rate, the highest rate applicable to investors in the Trust.

Performance information is calculated on an accrual basis in accordance with generally accepted accounting principles.

EXHIBIT III

PERFORMANCE OF THE MILLBURN DIVERSIFIED PORTFOLIO

The Managing Owner trades its Diversified Portfolio on behalf of the Trust.  The following summary and chart reflect the composite performance results from January 2001 through December 2005 of the Managing Owner’s Diversified Portfolio.

THE MILLBURN DIVERSIFIED PORTFOLIO

(January 1, 2001 – December 31, 2005)

Name of Program:  Diversified Portfolio
Inception of Trading by the Managing Owner:  February 1971
Inception of Trading Pursuant to Program:  February 1977
Number of Accounts Traded Pursuant to Program:  6
Total Assets Traded by the Managing Owner:  $790 million
Total Assets in Program:  $699 million
Largest monthly drawdown since 2001:  (10.53)% (4/04)
Worst Peak-to-Valley Drawdown Since 2001: (26.90)% May 2003-December  2005
Number of Accounts Opened and Closed Profitable since 2001:  17 range of gains from 3.03% to 3968.18%
Number of Accounts Opened and Closed Unprofitable since 2001:  4 range of losses 0.55% to 9.96%

Month	2005	2004	2003	2002	2001
January	(3.72)%	1.27%	4.28%	1.88%	0.62%
February	0.05%	4.02%	6.91%	(4.31)%	(1.54)%
March	(3.41)%	(1.62)%	(9.34)%	1.05%	9.12%
April	(4.60)%	(10.53)%	(0.07)%	(3.26)%	(5.39)%
May	2.20%	(2.38)%	10.74%	6.01%	1.89%
June	4.38%	(4.31)%	(4.10)%	13.44%	(2.24)%
July	(0.16)%	(4.83)%	1.97%	6.06%	(5.38)%
August	1.18%	(2.33)%	2.05%	1.55%	3.26%
September	5.33%	1.01%	(0.96)%	6.62%	(2.85)%
October	(3.44)%	6.83%	(8.93)%	(8.06)%	4.20%
November	7.05%	9.74%	(3.11)%	(4.14)%	(8.21)%
December	(0.24)%	0.87%	4.14%	7.38%	1.85%
Compound Annual Rate of Return	3.91%	(3.83)%	1.55%	24.55%	(5.79)%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

The Trust is a single Diversified Portfolio account of the Managing Owner. The performance set forth above is the composite performance of the Managing Owner’s Diversified Portfolio accounts, not the performance of the Trust.

“Worst Monthly Drawdown” is the largest negative monthly rate of return experienced by a fund or a trading portfolio (on a composite basis) during the period shown.

“Worst Peak-to-Valley Drawdown” is the greatest percentage decline in net asset value experienced by a fund, fund unit or trading portfolio (on a composite basis) during the period shown, without such net asset value being subsequently equaled or exceeded. For example, if the value of a fund unit or trading portfolio dropped by 1% in each of January and February, rose 1% in March and dropped again by 2% in April, a “peak-to-valley drawdown” would be still continuing at the end of April in the amount of approximately (3)%, whereas if the value of the fund unit or the trading portfolio had risen by approximately 2% or more in March, the drawdown would have ended as of the end of February at the (2)% level.

Monthly Rate of Return for a fund is the actual monthly rate of return recognized by an initial $1,000 investment in the fund, subject to the highest charges applicable to the fund.  For trading portfolios, prior to January 1, 2004, Monthly Rate of Return is the net performance of the fully-funded subset of all accounts in the portfolio divided by the beginning equity of the subset. Beginning January 1, 2004, Monthly Rate of Return for trading portfolios is the net performance of all accounts in the portfolio divided by the beginning, nominal, equity of all such accounts.

Performance information is calculated on an accrual basis in accordance with generally accepted accounting principles.

EXHIBIT IV

THE CLEARING BROKERS

UBS Financial Services, Inc.

The following paragraph supplements the UBS Financial Services, Inc. disclosure statement regarding civil, administrative or criminal proceedings related to UBS Financial Services, Inc. and should be added as the first full paragraph on page 37 of the Prospectus.

On May 6, 2005, UBS Financial Services, Inc., without admitting or denying the findings, signed a Letter of Acceptance, Waiver and Consent with the NASD relating to the firm’s marketing and sale of a non-proprietary managed futures fund (the “Fund”) to certain customers.  The NASD reviewed the period January 2002 to December 2003, during which time more than 4,000 UBS customers purchased the Fund.  The NASD found that 14 customers made investments in the Fund that exceeded 10% of their net worth, which was not permitted by the prospectus.  The NASD also found that the firm did not maintain certain records disclosing the basis upon which suitability determinations were made when the Fund was recommended to customers, did not establish and maintain a supervisory system related to maintaining these records and did not adequately describe certain of the risks of investing in managed futures on the firm’s public website.  To resolve this matter, the firm agreed to a censure, a fine of $175,000, and agreed to offer restitution to the 14 affected customers.  The firm also agreed to determine whether another group of customers’ purchases of the Fund exceeded the net worth limitation set forth in the Fund’s prospectus and, if so, to offer them restitution.

ACKNOWLEDGMENT OF RECEIPT OF THE

GLOBAL MACRO TRUST SUPPLEMENT

DATED JANUARY 24, 2006 TO THE PROSPECTUS AND DISCLOSURE
DOCUMENT DATED MAY 3, 2005

The undersigned hereby acknowledges that the undersigned has received a copy of the Global Macro Trust Supplement dated January 24, 2006 to the Prospectus and Disclosure Document dated May 3, 2005.

INDIVIDUAL SUBSCRIBERS:	ENTITY SUBSCRIBERS:

(Name of Entity)

By:
Signature of Subscriber(s)

Title:
(Trustee, partner or authorized officer)

Dated: ____________, 2006

NOT FOR USE AFTER APRIL 30, 2006.